News release
For immediate publication

EXPLORE OPTIX™ -BASED BREAST CANCER RESEARCH PRESENTED AT 4TH ANNUAL MEETING OF THE
SOCIETY FOR MOLECULAR IMAGING (GERMANY)

Abstract presented by Vanderbilt University researchers demonstrates labelling of breast cancer tumours with a molecular imaging agent, using the eXplore Optix system

Montreal, Canada, September 9, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the 4th Annual Meeting of the Society of Molecular Imaging (SMI), being held at the Gürzenich Congress Center, in Cologne, Germany, from September 7 to 10, 2005.

At the SMI conference, results obtained from ART’s eXplore Optix system will be featured in the Novel Probes and Activation Strategies Poster Session, to be held on September 10 at 4 PM. A poster entitled “Optical Molecular Imaging Using a Novel Peripheral Benzodiazepine Receptor (PBR)-Targeted Near Infrared Probe for Enhanced in vivo Breast Cancer Detection” will be presented by a research team headed by Dr. Darryl J. Bornhop, Professor in Vanderbilt University’s Department of Chemistry. Researchers tested a molecular imaging agent synthesized in their labs, NIR-PK 11195, which targets a particular receptor overexpressed in breast cancer, the peripheral benzodiazepine receptor (PBR). Results obtained using the eXplore Optix system confirm preferential labeling in tumor regions of human breast cancer tumor-bearing mice. In addition, ROI measurements indicate that the agent’s uptake kinetics can be quantitatively determined.

“These findings by the research team at Vanderbilt University go further in establishing optical molecular imaging as a superior method for the detection, diagnosis and characterization of breast cancer,” said Micheline Bouchard, ART’s President and CEO. “Molecular imaging provides physiological information about a lesion with no exposition to ionizing radiation and no painful breast compression. ART is developing a breast cancer imaging device, SoftScan®, for use in humans, based on the same technology platform and which is currently entering the final phase of its clinical development plan,” added Ms. Bouchard.

“We are very encouraged by these results and the implications for early detection, diagnosis and treatment of breast cancer,” stated Dr. Darryl J. Bornhop, Professor in Vanderbilt University’s Department of Chemistry.

In addition, ART will be at the event as an exhibitor in the GE Healthcare booth (#23), and will present eXplore Optix™, a pre-clinical optical molecular imager designed to provide in vivo biodistribution and pharmacokinetics data, at the booth located in the Gürzenich Congress Center.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca